UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             SignalSoftCorporation
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   82668M 10 2
                                 (CUSIP Number)


                               December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.    82668M 10 2



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         David A. Hose


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

      United States of America

--------------------------------------------------------------------------------

Number of         5.   Sole Voting Power                      1,661,742
Shares
Beneficially
Owned by          6.   Shared Voting Power                       54,750
Each
Reporting
Person With       7.   Sole Dispositive Power                 1,661,742


                  8.   Shared Dispositive Power                  54,750
--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,716,492


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)............................[   ]


11.    Percent of Class Represented by Amount in Row (9)

         6.8%


12.    Type of Reporting Person (See Instructions)

         IN

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


CUSIP No.    82668M 10 2



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Alice Andersen Hose


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)   [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------

Number of         5.   Sole Voting Power                              0
Shares
Beneficially
Owned by          6.   Shared Voting Power                       54,750
Each
Reporting
Person With       7.   Sole Dispositive Power                         0


                  8.   Shared Dispositive Power                  54,750
--------------------------------------------------------------------------------

  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         54,750


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)............................[   ]


11.    Percent of Class Represented by Amount in Row (9)

         less than 1%


12.    Type of Reporting Person (See Instructions)

         IN


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


Item 4.  Ownership.

         David A. Hose:

         (a) Amount beneficially owned:  1,716,492.

         (b) Percent of class:   6.8% .

         (c) Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote 1,661,742.

         (ii) Shared power to vote or to direct the vote 64,750.

         (iii)Sole power to dispose or to direct the disposition of 1,661,742.

         (iv) Shared power to dispose or to direct the disposition of 54,750.


         Alice Andersen Hose:

         (a) Amount beneficially owned: 54,750.

         (b) Percent of class: less than 1%.

         (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote - 0 -.

         (ii)  Shared power to vote or to direct the vote 54,750.

         (iii) Sole power to dispose or to direct the disposition of - 0 -.

         (iv)  Shared power to dispose or to direct the disposition of 54,750.


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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G/A is filed jointly on behalf of each of David A. Hose and Alice Andersen Hose.


Date:    February 5, 2002           /s/ David A. Hose
                                    --------------------------------------------
                          .                David A. Hose


Date:    February 5, 2002           /s/ Alice Andersen Hose
                                    --------------------------------------------
                                           Alice Andersen Hose


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